SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)

_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)
By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  July 23,  2012

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS $10.4M REVENUES,
$0.34 NON-GAAP EPS IN Q2 2012

- Company Beginning To Benefit From “Big Data” Phenomenon;
  SETAC Patent Widens Company’s Competitive Advantage -

KFAR SAVA, Israel, July 23, 2012 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported its financial results for the second quarter and first half ended June 30, 2012.

Financial Results

Q2 2012: Revenues for the second quarter increased by 11% to $10.4 million from $9.4 million in the second quarter of 2011.

On a GAAP basis, reported net income totalled $2.3 million, or $0.33 per basic and diluted share, up 16% from $2.0 million, or $0.28 per diluted share ($0.29 per basic share) in the second quarter of 2011.

On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income totalled $2.4 million, or $0.34 per diluted and basic share. This is up 14% compared with net income totalled $2.1 million, or $0.30 per diluted and basic share in the second quarter of 2011.

H1 2012: Revenues for the first half of 2012 increased by 11% to $20.5 million from $18.5 million in the first half of 2011.

On a GAAP basis, reported net income for the period totalled $4.3 million, $0.61 per basic and diluted share, up 14% from $3.7 million, or $0.53 per diluted share ($0.54 per basic share) in the first half of 2011.

On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income for the period totalled $4.5 million, or $0.63 per diluted share ($0.64 per basic share). This is up 12% compared with $4.0 million, or $0.56 per diluted share ($0.58 per basic share) in the first six months of 2011.

Cash Position: As of June 30, 2012, the Company’s cash, cash equivalents, bank deposits and marketable securities totalled $52.9 million, or $7.63 per outstanding share, up $1.6 million compared with the end of the first quarter, and up $3.7 million compared with the end of 2011.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “The second quarter was another period of steady financial growth and strategic progress that is broadening our leadership in all of our target markets. During the quarter, we announced our first big win with an emerging Big Data player, an important achievement that positions us ideally in this exploding market segment. Late in June, we received a patent for our SETAC concept, giving us exclusivity on a product line that is becoming increasingly recognized as a crucial component in the manufacture of next-generation network appliances.

“In general, we are benefiting from one of the IT industry’s strongest-ever forces: the phenomenal growth in the volume of data being stored, transported and used by business and consumers throughout the world. As storage and networking players struggle to keep on top of this tsunami of data, they need higher capacity, higher performance solutions, and they are turning increasingly to our ‘high-octane’ connectivity products as critical enablers, especially in ‘cloud’ and virtualized environments. Therefore, the growth in data is leading to the growth of all of our target markets, creating the possibility for more tenders, design wins, new applications and new implementations of existing applications. Since our history shows that we have consistently won more than our fair share of these opportunities, we believe that we are poised for continued strong growth in our sales and profits over the long term.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, July 23rd, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141

UK: 0 800-917-5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patented new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	June 30, 2012	December 31, 2011
Assets

Current assets
Cash and cash equivalents	$7,200	$11,483
Short-term bank deposits	6,527	5,010
Marketable securities	5,782	9,027
Accounts receivables: Trade, net	9,116	8,613
Accounts receivables: Other	1,234	1,597
Inventories	11,605	11,173
Deferred tax assets	47	48
Total current assets	41,511	46,951

Marketable securities	33,347	23,667
Assets held for employees’ severance benefits	1,280	1,275
Deferred tax assets	134	135
Property, plant and equipment, net	1,026	837

Total assets	$77,298	$72,865

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$4,054	$3,978
Other accounts payable and accrued expenses	2,339	2,460
Total current liabilities	6,393	6,438

Liability for employees’ severance benefits	2,158	2,153

Total liabilities	8,551	8,591

Shareholders' equity
Ordinary shares and additional paid-in capital	35,479	35,265
Treasury shares	(38)	(38)
Retained earnings	33,306	29,047
Total Shareholders' equity	68,747	64,274
Total liabilities and shareholders' equity	$77,298	$72,865

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2012	2011	2012	2011
Sales	$10,413	$9,357	$20,514	$18,534
Cost of sales	5,989	5,215	11,927	10,412
Gross profit	4,424	4,142	8,587	8,122

Research and development expenses	992	1,020	2,083	2,058
Selling and marketing expenses	646	669	1,280	1,330
General and administrative expenses	530	462	1,062	974
Total operating expenses	2,168	2,151	4,425	4,362

Operating income	2,256	1,991	4,162	3,760

Financial income, net	212	151	452	333
Income before income taxes	2,468	2,142	4,614	4,093
Income taxes	186	168	355	354
Net income	$2,282	$1,974	$4,259	$3,739

Basic income per ordinary share (US$)	$0.33	$0.29	$0.61	$0.54

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,930	6,890	6,929	6,888

Diluted income per ordinary share (US$)	$0.33	$0.28	$0.61	$0.53

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,020	7,026	7,021	7,019

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

 (US$ thousands, except for share and per share data)

	Three-month period
	ended June 30,
	2012			2011
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$10,413		$10,413	$9,357
Cost of sales	5,989	4	5,985	5,209
Gross profit	4,424		4,428	4,148

Research and development expenses	992	21	971	996
Selling and marketing expenses	646	30	616	636
General and administrative expenses	530	43	487	417
Total operating expenses	2,168		2,074	2,049

Operating income	2,256		2,354	2,099

Financial income, net	212		212	151
Income before income taxes	2,468		2,566	2,250
Income taxes	186		186	168
Net income	$2,282		$2,380	$2,082

Basic income per ordinary share (US$)	$0.33		$0.34	$0.30

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,930		6,930	6,890

Diluted income per ordinary share (US$)	$0.33		$0.34	$0.30

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,020		7,020	7,026

Total Adjustments		98

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

 (US$ thousands, except for share and per share data)

	Six-month period
	ended June 30,
	2012			2011
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$20,514		$20,514	$18,534
Cost of sales	11,927	8	11,919	10,399
Gross profit	8,587		8,595	8,135

Research and development expenses	2,083	42	2,041	2,008
Selling and marketing expenses	1,280	60	1,220	1,261
General and administrative expenses	1,062	86	976	881
Total operating expenses	4,425		4,237	4,150

Operating income	4,162		4,358	3,985

Financial income, net	452		452	333
Income before income taxes	4,614		4,810	4,318
Income taxes	355		355	354
Net income	$4,259		$4,455	$3,964

Basic income per ordinary share (US$)	$0.61		$0.64	$0.58

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,929		6,929	6,888

Diluted income per ordinary share (US$)	$0.61		$0.63	$0.56

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,021		7,021	7,019

Total Adjustments		196

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))